Sports Properties Acquisition Corp.

437 Madison Avenue

New York, NY 10022

January 17, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Registration Statement on Form S-1 of Sports Properties Acquisition Corp.

Dear Sir or Madam:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Sports Properties Acquisition Corp., a Delaware corporation, hereby requests that the effectiveness of its Registration Statement on Form S-1 (File No. 146353) be accelerated so that it will become effective at 4:00 p.m., New York City time, on January 17, 2008, or as soon thereafter as practicable.

In connection with this acceleration request, we hereby acknowledge that:

•

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting by delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

•

The action of the Commission or the staff, acting by delegated authority, in declaring the registration statement effective does not relieve us from our full responsibility for the adequacy and accuracy of the registration statement’s disclosures.

•

We may not assert the staff’s comments or the declaration of the registration statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States federal securities laws.

Very truly yours,

Sports Properties Acquisition Corp.

By:	/s/ Larry D. Hall
Name:	Larry D. Hall
Title:	Chief Financial Officer